SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File # 1-4252

UIC 401(k) RETIREMENT SAVINGS PLAN

UNITED INDUSTRIAL CORPORATION

United Industrial Corporation

124 Industry Lane

Hunt Valley, MD 21030

REQUIRED INFORMATION

Item 4.

The financial statements and schedule of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2004 (attached).

Exhibits

23.1         Consent of Mahoney Cohen & Company, CPA, PC

UIC 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2004

CONTENTS

Report of Independent Registered Public Accounting Firm – Mahoney Cohen & Company, CPA, P.C.

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Schedule

Schedule H, Line 4i—Schedule of Assets Held At End of Year (December 31, 2004)

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year (December 31, 2004) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, NY

May 27, 2005

UIC 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets:
Investments	$134,422,636	$114,112,718
Participants’ contribution receivable	42,933	—
Employer contribution receivable	150,766	150,590
	$134,616,335	$114,263,308

The accompanying notes are an integral part of these financial statements.

UIC 401 (k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions:
Investment income
Net realized and unrealized appreciation in aggregate fair value of investments	$11,255,432
Interest and dividends	2,832,065
14,087,497
Contributions:
Employee	8,335,115
Employer	4,297,213
Rollovers	960,119
13,592,447

Total additions	27,679,944

Deductions:
Benefit payments	7,326,917

Net increase	20,353,027

Net assets available for benefits, beginning of year	114,263,308

Net assets available for benefits, end of year	$134,616,335

The accompanying notes are an integral part of these financial statements.

1.  Significant Accounting Policies

Basis of Accounting

The financial statements of the UIC 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at current redemption value. Investments in common stocks, including the United Industrial Corporation (UIC, the Company or Employer) common stock, are reported at fair value, based on published market prices. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.  Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The UIC Common Stock Fund (the Fund) is tracked on a unitized basis.  The Fund consists of UIC common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of UIC common stock and the cash investments held by the Fund. At December 31, 2004, 123,072 units were outstanding with a net asset value of $41.48 per unit, and 164,199 units were outstanding with a value of $19.90 per unit at December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

2.  Description of the Plan

General

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation is the named fiduciary, which controls and manages the operations of the Plan and designated the UIC 401(k) Retirement Savings Plan Committee as the Plan Administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additional information about the Plan and the eligibility, vesting and benefit provisions is contained in the Plan document.  Copies are available from the Company’s Human Resources department.

Eligibility

Full-time employees are eligible to participate in the Plan at anytime, following attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, part-time employees may participate when they have completed 1,000 hours of service in any Plan year beginning after their date of hire.

Contributions

Participating employees contribute to the Plan on a pre-tax basis through payroll deductions, in amounts of at least 1% up to such percentage as determined by the Employer from time to time (but in no event in excess of the annual Internal Revenue Service (IRS) limit).  In addition, participating employees who turn 50 in any calendar year may elect to make catch-up contributions to the Plan up to the annual IRS limit ($3,000 for 2004).

Employer matching contributions are based on the participants’ years of service as of January of the Plan year in which Employer matching contributions are made, in an amount equal to a percentage of compensation contributed as salary reduction contributions, up to a maximum range between 3% and 8% (subject to the maximum percentage of compensation permitted by the Plan).  Employer matching contributions are not made with respect to catch up contributions.

In lieu of the foregoing, with respect to participants’ who are employed by a certain participating employer, Employer matching contributions are 50% of the employees’ salary reduction contributions up to 6% of compensation.  Additionally, these same participants who have at least one hour of service during the year are eligible for an Employer contribution equal to 3% of compensation plus 3% of compensation in excess of the Social Security taxable wage base, as defined. This latter contribution amounted to approximately $156,000 in 2004, of which approximately $151,000 is receivable at December 31, 2004.

Upon enrollment, participants may direct employee and employer contributions in 1% increments to any of the Plan’s 15 investment fund options, one of which is a self-directed brokerage account, and another is a group of funds called the Fidelity Freedom Funds.  Fidelity Low-Priced Stock Fund, classified as a small cap fund, closed to new investors on July 30, 2004.  Effective July 1, 2005 Lord Abbett Small Cap Value Fund A will be an option under the 401(k) Plan.  Two investment options, the Templeton Foreign A Fund and the AIM Total Return Fund Investor Class are frozen for any further contributions. After June 30, 2005 the Magellan fund will be eliminated as an option for 401(k) Plan participants.  Participants have been informed of the change and requested to move their Magellan holdings to another fund or funds and to change any investment allocation currently directed to the Magellan Fund.  If participants do not make these choices by July 1, 2005, their current holdings in the plan and any ongoing investment allocation to the Magellan Fund will be redirected to the Spartan US Equity Index Fund.  Generally, participants may change their investment options at any time.

Vesting

Effective January 1, 2001, participants who are employed by the Company on and after January 1, 2001 are immediately 100% vested in Employer contributions. Employer contributions received prior to January 1, 2001 vest according to a five year vesting schedule.

In lieu of the foregoing, participants employed by a certain participating employer on or after December 1, 1994 vest in employer contributions based on a five-year vesting schedule.

Participants are immediately vested in their pretax salary reduction plus earning thereon.

Payment of Benefits

Upon termination of service or attainment of 59-1/2 years of age, participants may elect to receive a lump-sum distribution equal to their vested account balance. Participants may also receive hardship withdrawals, subject to certain restrictions as defined in the Plan document.

A participant’s beneficiary is entitled to a lump-sum distribution of the participant’s vested account balance, if not yet distributed to the participant, following the participant’s death.  If the value of a participant’s vested account balance is $5,000 or less, such benefit will be automatically distributed following the participant’s termination of service.

Participant Loans

Participants may borrow from their plan accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000 (reduced by certain loan amounts).  The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed sixty months, except in the case of loans incurred for the purchase of a primary residence where the term may be up to fifteen years.

Participant Accounts

Each participant account is credited with the participant’s contributions, the Employer’s contributions, and allocation of investment income or loss based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

The Company paid certain administrative expenses associated with the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Forfeitures

Forfeitures of the non-vested portion of the participant’s matching contribution account occur upon termination of employment and after the vested portion of such an account has been distributed to the participants.  Forfeitures are used first to pay any expenses payable by the Plan for the plan year and then used to reduce the employer’s contribution.

Risk and Uncertainties

The Plan is comprised of investments in mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported therein the statements of net assets available for benefits.

3.  Investments

All Plan assets are participant directed.

During 2004, the Plans’ investments (including investments bought, sold, and held during the year) appreciated in aggregate fair value as determined by quoted market prices as follows:

Mutual funds	$7,758,070
United Industrial Corporation common stock fund	3,497,362

$11,255,432

Investments that represent 5% or more of fair value of the Plans’ net assets are as follows:

	December 31
	2004	2003

Fidelity Magellan Fund	$35,845,672	$34,778,893
Fidelity Managed Income Portfolio	$22,992,638	$21,318,877
Fidelity Growth & Income Fund	$16,568,817	$15,172,477
Fidelity Contrafund	$16,544,728	$12,655,475
Fidelity Low Priced Stock Fund	$10,124,598	$6,379,854

The market volatility of equity based investments can substantially impact the value of such investments at any given time.  It is possible the value of the Plan’s investments, both in total and in individual participant accounts, has declined since December 31, 2004.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

UIC 401 (k) Retirement Savings Plan

EIN: 95-2081809

Plan #002

Schedule H, Line 4i

Schedule of Assets Held

End of Year

(December 31, 2004)

	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value		Cost**	Current Value

*Fidelity Magellan Fund	345,367	Shares		$35,845,672
*Fidelity Managed Income Portfolio	22,992,638	Shares		22,992,638
* Fidelity Retirement Government Money Market Fund	3,929,223	Shares		3,929,223
* Fidelity Growth & Income Fund	433,625	Shares		16,568,817
* Fidelity Contrafund	291,588	Shares		16,544,728
* Fidelity Investment Grade Bond Fund	612,545	Shares		4,612,465
* Fidelity Diversified International Fund	138,289	Shares		3,960,592
Alger Mid Cap Growth Fund	166,547	Shares		2,809,652
* Fidelity Low Priced Stock Fund	251,543	Shares		10,124,598
Spartan US Equity Index	88,286	Shares		3,783,924
Janus Balance Fund	57,411	Shares		1,219,976
Janus Mercury Fund	61,414	Shares		1,324,692
* Fidelity Freedom Income Fund	1,877	Shares		21,156
* Fidelity Freedom 2000 Fund	11,587	Shares		139,967
* Fidelity Freedom 2010 Fund	24,470	Shares		333,281
* Fidelity Freedom 2020 Fund	46,040	Shares		642,715
* Fidelity Freedom 2030 Fund	7,593	Shares		106,909
* Fidelity Freedom 2040 Fund	17,791	Shares		147,132
Templeton Foreign A Fund	8,152	Shares		100,274
AIM Total Return Fund	4,948	Shares		121,232
				125,329,643

*United Industrial Corporation Common Stock Fund	123,072	Units		4,906,225

*Fidelity Cash Reserves Fund	198,799	Shares		198,799

Self-directed brokerage accounts				1,428,979

* Participant loans	Interest rates from
	6.0% - 11.5%:
	Maturities to February 2019			2,558,990

				$134,422,636

*   Party-in-Interest

** Historical cost has not been presented as all

Investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the “Plan”), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 29th day of June, 2005.

By:	/s/ James H. Perry
James H. Perry
Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm